Exhibit 99.07

Nouveau Monde Now Producing Spherical Graphite

Demonstration plant commissioned and technology confirmed

SAINT-MICHEL-DES-SAINTS, Quebec, Feb. 26, 2020 -- Nouveau Monde Graphite Inc. (“Nouveau Monde” or “NMG”), TSX(.V: NOU; OTCQX: NMGRF; Frankfurt: NM9) has successfully commissioned its demonstration micronization and spheronization line. The first samples of spherical graphite attest to the performance of the secondary transformation process developed by NMG. The successful commissioning of the commercial-scale equipment received at the Saint-Michel-des-Saints demonstration plant in December will allow Nouveau Monde to move forward with its strategy to supply the lithium-ion battery market with a product that is ethically and sustainably extracted and processed.

In the coming weeks, Nouveau Monde will continue to calibrate and optimize this line to offer high-purity pre-qualification samples to a variety of potential customers. Micronization and spheronization are two essential steps to transform graphite concentrate into an anode material for use in lithium-ion batteries, a market sector that is expected to grow exponentially in the coming years.

Lab-certified graphite that is ready for market

For almost two years, Nouveau Monde has been working with Hydro-Québec’s Center of Excellence in Transportation Electrification and Energy Storage (CETEES), a world-class pole of innovation in the field of battery materials for electric vehicles and other stationary and mobile energy storage applications. This partnership supports the development of Nouveau Monde’s process to produce anode material for lithium-ion batteries.

Laboratory tests and analysis at the CETEES’s state-of-the-art facilities have shown that the Matawinie deposit graphite meets all the requirements for use in lithium-ion batteries. Half-cell and full-cell electrochemical testing (using NMC and LFP cathodes) confirmed the cycling performance of the Matawinie graphite (over 300 cycles at C/2). In addition, the tests demonstrated excellent load capacity – 370mAh/g compared to the industry reference material at 350mAh/g – and high stability when subjected to rapid charge/discharge cycles (up to 3C). In summary, the spherical graphite from the Matawinie project compares favourably to commercial reference material in the lithium-ion battery industry.

“This significant milestone in the development of our value-added products is further confirmation of our careful and determined business strategy. A phased deployment with demonstration activities has allowed us to establish the remarkable quality of the graphite from our deposit and the robustness of our technological approach while reducing the risk for our shareholders and business partners,” explained Eric Desaulniers, President and CEO, NMG. “Everything is now in place for us to move forward with the demonstration of the innovative purification process developed by our R&D team.”

2020 PDAC Convention

Nouveau Monde’s executive team will be present at the upcoming PDAC Convention, from March 1 to 4, in Toronto, at the Metro Toronto Convention Centre. Meet them at:

•	Corporate Presentation Forum for Investors: Energy materials and specialty products 2 – Monday, March 2, at 3 :00 p.m., room 803

•	Booth number 2830

The technical information in this release was reviewed by Martin Brassard, PhD, Chemist, Research and Development Director, Nouveau Monde Graphite.

ABOUT Nouveau Monde Graphite

Nouveau Monde Graphite is developing the Matawinie graphite mining project, located in Saint-Michel-des-Saints, 150 km north of Montréal, QC. At the end of 2018, the Company published a Feasibility Study which revealed strong economics with projected graphite concentrate production of 100,000 tonnes per year, with an average concentrate purity of 97%, over a 26-year period. Currently, Nouveau Monde operates a demonstration plant where it produces concentrated flake graphite, which is being sent to potential North American and international clients for the qualification of its products. In a perspective of vertical integration within the electrical vehicle market, Nouveau Monde is planning a large-scale secondary graphite transformation facility, catering to the needs of the booming lithium-ion battery industry. Dedicated to high standards of sustainability, the Matawinie graphite project will be the first of its kind to operate as an all-electric, low-carbon mine.

Media	Investors
Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to generally, or the “About Nouveau Monde Graphite” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca

Two photos accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/bbd93a83-384a-4ff6-a0c8-1acc6f514ed7

https://www.globenewswire.com/NewsRoom/AttachmentNg/1a2f397d-a4aa-4d88-be06-34919480c7a6